EXHIBIT 99.3

                         [RETALIX LOGO] [CARREFOUR LOGO]


                                  NEWS RELEASE

Investors Contact for Retalix   Media Contact for Retalix  Carrefour Contact
Allan E. Jordan                 John Columbus              Isabelle Grange
The Global Consulting Group     GolinHarris, New York      IT Carrefour Department, France

+1-646-284-9400                 +1-212-373-6000            isabelle_grange@carrefour.com
ajordan@hfgcg.com               jcolumbus@golinharris.com

    Carrefour Goes Live with Retalix Solutions to Promote Customer Loyalty in
                        Over 200 Hypermarkets in France


     Ra'anana, Israel, September 19, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of software solutions for food retailers and distributors, announced today that Groupe Carrefour (Paris: CA.PA), the world's second largest retailer, has successfully implemented Retalix Loyalty and Promotions(TM) in its hypermarket stores in France. The Retalix solution is now operating in all 217 Carrefour hypermarkets in France, serving over 8 million loyalty club members through 13,000 point-of-sale terminals.

     "We selected Retalix because they offer a unique combination of retail expertise, a strong product offering and extensive experience in working with global retailers", said Paul Pochon Chief Information Officer for Carrefour France.

     "We are delighted to be partnering with the world's second largest retailer and view this partnership as an important milesone in the history of Retalix", said Barry Shaked, president and CEO of Retalix Ltd. "We are especially pleased that Carrefour has chosen the Retalix Loyalty and Promotions solution. This is a significant first step in our partnership with Carrefour".

     Retalix Loyalty and Promotions provides total integration between promotion and loyalty functionality throughout all stages of the process, from headquarters to store - starting with central setup and deployment of marketing campaigns to the execution of promotions and personalized programs at the point-of-sale, following online access of customer data, and near real-time transmition of store transactions to the retailer's centeral database.

     About Groupe Carrefour

     Groupe Carrefour is the world's second largest retailer, operating 7,000 stores in 29 countries worldwide, with 2005 sales turnoverf (euro) 74.5 billion (USD 94.5 billion). 47.8 percent of the group's sales originate in France, and
58.8 percent come from its hypermarket store format.

     Carrefour on the Web: www.carrefour.com

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,400 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix, Retalix Loyalty and Retalix StoreLine are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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